Sandisk Corporation 951 Sandisk Drive Milpitas, California 95035-7933

April 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sandisk Corporation

Form 10-K for the Fiscal Year Ended June 27, 2025

File No. 001-42420

Attention: Chen Chen and Kathleen Collins,

This letter is in response to the letter, dated April 2, 2026 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”), Office of Technology, of the U.S. Securities and Exchange Commission, to Mr. Luis F. Visoso, Executive Vice President and Chief Financial Officer of Sandisk Corporation (the “Company” and “we” or “our”), regarding the Company’s Form 10-K for the fiscal year ended June 27, 2025.

For the convenience of the Staff, we have repeated your comment in italics before our response. The Company respectfully submits the following information in response to the Comment Letter. All references to page numbers correspond to the pages in the above-referenced filing.

Form 10-K for the Fiscal Year Ended June 27, 2025

Notes to Consolidated Financial Statements

Note 9. Segment Reporting, page 82

1.	Please address the following as it relates to your response to prior comment 1 and proposed revised disclosure:

•

You state that certain expenses, including Stock-based compensation and Goodwill impairment, are presented separately in the information regularly reviewed by your CODM. We note from your proposed revised disclosures that you intend to include these expenses within “Other segment items.” Please tell us the qualitative and quantitative factors considered in determining that Stock-based compensation and Goodwill impairment are not significant segment expenses required to be disclosed in accordance with ASC 280-10-50-26A.

•

It appears that the CODM is regularly provided with the Consolidated Statement of Operations, which includes separate amounts of Research and development expense and Selling, general and administrative expense that are included in your reported measure of segment profit or loss, consolidated net income (loss). Given the CODM appears to be regularly provided with these separate expense categories on an unadjusted basis, please tell us why they are not provided separately on an adjusted basis to the CODM and reported as individual significant expense categories in the segment reporting note, but are instead aggregated and adjusted into a single Segment operating expenses category.

Sandisk Corporation 951 Sandisk Drive Milpitas, California 95035-7933

We respectfully acknowledge the Staff’s comment and, following our call with the Staff to clarify elements of the above questions, the Company proposes to revise its presentation of segment financial information in Note 9. Segment Reporting as outlined below. To provide further clarity on both significant segment expenses and the descriptions of the nature of those costs for users of the financial statements, we propose to rename the caption “Cost of revenue” as “Segment cost of revenue” and to disaggregate “Operating expenses” into “Segment research and development” and “Segment selling, general and administrative.” Additionally, rather than providing an explanatory footnote for those captions, we propose to include an explanatory paragraph preceding the segment financial information that qualitatively describes the amounts included in those significant segment expense categories. Further, we will present Stock-based compensation and Goodwill impairment as significant segment expenses, aggregate the remaining expenses and gains included in Operating expenses in the Company’s Consolidated Statement of Operations as Other segment items, and include accompanying qualitative description of the composition of Other segment items.

An example of this proposed disclosure is depicted below:

The following table presents the revenue, segment costs of revenue, significant segment expenses, and other segment items that are reflected in operating income (loss) of the Company’s reportable operating segment under its internal management reporting system, along with a reconciliation to consolidated net income (loss). This presentation aligns with how the CODM reviews financial information, using both operating income (loss) and net income (loss) to evaluate performance and allocate resources.

In the financial information presented below, Segment cost of revenue, Segment research and development and Segment selling, general and administrative consist of Cost of revenue, Research and development and Selling, general and administrative, respectively, as reported in the Company’s Consolidated Statement of Operations, less stock-based compensation costs allocated to those captions. Additional significant segment expenses include Stock-based compensation and Goodwill impairment. Other segment items includes Business separation costs, Employee termination and other, and Gain on business divestiture; and in past years, Amortization of acquired intangible assets, Strategic review costs, Recoveries of contamination related charges and Other.

	Year Ended
	June 27, 2025	June 28, 2024	June 30, 2023
		(in millions)
Revenue	$7,355	$6,663	$6,086
Segment cost of revenue	(5,127)	(5,571)	(5,637)
Segment research and development	(1,051)	(990)	(1,079)
Segment selling, general and administrative	(488)	(397)	(500)
Stock-based compensation	(182)	(149)	(165)
Goodwill impairment	(1,830)	—	(671)
Other segment items	(54)	(24)	(69)

Operating loss	(1,377)	(468)	(2,035)
Total interest and other income (expense), net	(102)	(35)	33
Income tax expense	(162)	(169)	(141)

Net loss	$(1,641)	$(672)	$(2,143)

Sandisk Corporation 951 Sandisk Drive Milpitas, California 95035-7933

We appreciate your consideration of our responses herein. If you have any further comments or questions regarding this letter, please contact me at lv@sandisk.com.

Sincerely,

/s/ Luis F. Visoso
Luis F. Visoso
Executive Vice President and Chief Financial Officer

Cc:	Mr. Charles Lynch, KPMG LLP

Ms. Shelly Heyduk, O’Melveny & Myers LLP